19355 Business Center Drive, #9

Northridge, California 91324

(818) 864-8404

July 27, 2020

VIA EDGAR

United States Securities

and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Daniel Morris

Re:	Innovative Payment Solutions, Inc.
Registration Statement on Form S-1
File No: 333-239906

Ladies and Gentlemen:

Innovative Payment Solutions, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-239906), to become effective on Tuesday, July 28, 2020, at 10:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Hank Gracin, Esq. of
Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (516) 457-4238 or Mr. Gracin at (561) 926-7995 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

INNOVATIVE PAYMENT SOLUTIONS, INC.

By:	/s/ William Corbett
Name:	William Corbett
Title:	Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP